UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company

(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: November 28, 2002

By _____

Name:	Marcos Grodetsky
Title:	Director of Investor Relations

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CNPJ/MF N° 02.558.134/0001-58

NIRE N° 53.300.005702

Publicly Traded Company

EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

SUMMONS NOTICE

The Board of Directors of **TELE NORTE LESTE PARTICIPAÇÕES S.A.** calls the Company's shareholders for an Extraordinary Shareholders' Meeting on December 16, 2002, at 04:00 pm at the Company's headquarters, located in the city of Rio de Janeiro, RJ, at Rua Humberto de Campos, 425, Leblon, 3rd floor, to deliberate and vote on the items of the agenda which include to: (i) ratify the alteration of article 11 of the Company's Bylaws as approved in the General Shareholders meeting held on September 30, 2002, to correct a cross reference to an article which has been renumbered; and (ii) change article nine of the Company's Bylaws in order to adequate it to the terms of Law 10303/2001, with respect to the rights of preferred shares.

General Information

1. In accordance with Brazilian Corporate Law (Lei 6404/76), the minimum quorum required for installation of the meeting is 2/3 (two-thirds) of the total voting shares;
2. The documentation related to the items to be voted at the Meeting will be available to the Company's Shareholders at the Company's headquarters;
3. All proxies must be delivered to the attention of the Company's legal department at the Company's headquarters, 7th floor, at least two business days prior to the date of the Meeting.
4. Shareholders whose shares are registered with a custodial agent, wishing to vote their shares at the Extraordinary Meeting, must present a statement issued no more than two business days prior to the date of the Meeting by the custodial agent, indicating the amount of the Company's shares held by them as of such date.

Rio de Janeiro, November 27, 2002.

Carlos Francisco Ribeiro Jereissati

Chairman of the Board of Directors